
April 30, 2021

Desheng Wang
Chief Executive Officer
Focus Universal Inc.
Nevada Business Center, LLC
701 S. Carson St. Suite 200
Carson City, NV 89701

> **Re:  Focus Universal Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 27, 2021**
> **File No. 333-253049**

Dear Dr. Wang:

We have reviewed your amended registration statement and have the following comment.  In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our February 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.     We note your revisions in response to prior comment 1. We further note that your registration statement still discloses an anticipated public offering price between $4.00 and $6.00 per share. Paragraph 501(b)(3) of Regulation S-K requires that, where you offer securities for cash, you disclose the price to the public of the securities. As a reporting company, you are not eligible to disclose a bona fide estimate of the range of the maximum offering price in reliance on Instruction 1(A) to paragraph 501(b)(3). Pursuant to Instruction 2, if it is impracticable to state the price to the public you may explain the method by which the price is to be determined. However, based on the methodology

described on the amended cover page, it does not appear it is impracticable to state the price to the public in this case. Accordingly, please revise the registration statement to state the price of the securities to the public.

Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Gilbert J. Bradshaw, Esq.